EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Year Ended					Pro Forma	Quarter Ended		Pro Forma
	March 29, 2003	March 27, 2004	March 26, 2005	March 25, 2006	March 31, 2007	March 31, 2007	June 27, 2006	June 23, 2007	June 23, 2007

Earnings:
Earnings (loss) from Continuing Operations before income taxes	(54,950)	(9,107)	28,545	30,669	39,323	43,322	4,031	10,398	10,954
Fixed charges	26,401	22,031	18,191	16,273	22,481	19,115	5,102	4,774	4,445
Amortization of capitalized interest	160	226	294	342	314	314	72	57	57
Less: Interest charges capitalized	(279)	(385)	(293)	(181)	(202)	(202)	(47)	(48)	(48)
Total Earnings (Loss)	(28,668)	12,765	46,738	47,102	61,916	62,549	9,159	15,181	15,409

Fixed Charges:
Interest expense	17,322	13,146	9,315	7,669	12,751	9,385	2,857	2,525	2,197
Capitalized interest	279	385	293	181	202	202	47	48	48
Interest component of rent expense	8,800	8,500	8,584	8,422	9,528	9,528	2,199	2,201	2,201
Total Fixed Charges	26,401	22,031	18,191	16,273	22,481	19,115	5,102	4,774	4,445

Ratio of Earnings to Fixed Charges	N/A	N/A	2.57	2.89	2.75	3.27	1.80	3.18	3.47

Deficiency	$(55,069)	$(9,266)

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax earnings from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest cost, whether expensed or capitalized.

N/A: Earnings were insufficient to cover fixed charges. The amount shown below represents the deficiency in earnings to achieve a one-to-one ratio.